As filed with the Securities and Exchange Commission on May 11, 1999
                                                Registration No. 333-_________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    Form S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------

                                CVS CORPORATION
            (Exact name of registrant as specified in its charter)

        Delaware                      5912                       05-0494040
(State or other jurisdiction    (Primary Standard            (I.R.S. Employer
  of incorporation or               Industrial              Identification No.)
    organization)            Classification Code Number)


                                 One CVS Drive
                             Woonsocket, RI 02895
                                (401) 765-1500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Charles C. Conaway
                     President and Chief Operating Officer
                                 One CVS Drive
                             Woonsocket, RI 02895
                                (401) 765-1500
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)


                            -----------------------

                                  Copies to:
                             Deanna L. Kirkpatrick
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000
                            -----------------------


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: []


                         CALCULATION OF REGISTRATION FEE

                                                                                         Proposed Maximum
          Title of Each Class                 Amount to be        Proposed Maximum      Aggregate Offering         Amount of
     of Securities to be Registered            Registered         Offering Price(1)          Price(1)         Registration Fee(2)
     ------------------------------            ----------         -----------------    -------------------    -------------------
5 1/2% Exchange Notes due February            $300,000,000              100%               $300,000,000             $83,400
   15, 2004.............................

----------
(1) Estimated solely for the purpose of calculating the amount of the registration fee.

(2) Calculated pursuant to Rule 457(f).

                             -----------------------


     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED May 11, 1999
PROSPECTUS

                                 CVS Corporation

                                Offer to Exchange
                       5 1/2% Notes Due February 15, 2004
                                       for
                   5 1/2% Exchange Notes Due February 15, 2004
                           which have been registered
                  under the Securities Act of 1933, as amended
               $300,000,000 aggregate principal amount outstanding

     We are offering to exchange up to $300,000,000 of our 5 1/2% Exchange Notes due February 15, 2004 (the "new notes"), which have been registered under the Securities Act of 1933 for our existing 5 1/2% Notes due February 15, 2004 (the "old notes"). We are offering to issue the new notes to satisfy our obligations contained in the registration rights agreement entered into when the old notes were sold in transactions pursuant to Rule 144A under the Securities Act and therefore not registered with the SEC.

     The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and certain transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

     To exchange your old notes for new notes:

     o you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, The Bank of New York, by 5:00 p.m., New York time, on , 1999.

     o If your old notes are held in book-entry form at The Depository Trust Company ("DTC"), you must instruct DTC through your signed letter of transmittal that you wish to exchange your old notes for new notes. When the exchange offer closes, your DTC account will be changed to reflect your exchange of old notes for new notes.

     o You should read the section called "The Exchange Offer" for additional information on how to exchange your old notes for new notes.


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


The date of this prospectus is                 , 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, because our common stock is listed on the New York Stock Exchange, reports and other information concerning CVS can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This prospectus is a part of a registration statement filed by us with the SEC under the Securities Act. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference includes important business and financial information that is not included in this document and is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below (SEC File No. 1-1011) and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the termination of the offering under this prospectus.


(1) CVS' Annual Report on Form 10-K........... Year ended December 31, 1998;
(2) CVS' Quarterly Report on Form 10-Q........ Filed on May 11, 1999; and
(3) CVS' Current Reports on Form 8-K.......... Filed on February 11, 1999,
                                               February 9, 1999.


     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Nancy R. Christal
                       Vice President, Investor Relations
                                 CVS Corporation
                        670 White Plains Road, Suite 210
                           Scarsdale, New York, 10583
                                 (800) 201-0938

To obtain timely delivery of copies of any such filings, you must make your
request no later than                .

                                   THE COMPANY

     CVS Corporation is a leader in the chain drugstore industry in the United States with approximately $15.3 billion in revenue in 1998. As of March 27, 1999, we operated 4,096 stores in 24 states in the Northeast, Mid-Atlantic, Midwest and Southeast regions and in the District of Columbia, making us one of the largest drugstore chains in the nation in terms of store count. Our stores are well positioned, operating in 66 of the top 100 drugstore markets in the country. We have the number one market share position in six of the top ten drugstore markets. We are also among the industry leaders in terms of store productivity and operating profit margin.

     The pharmacy business, which represented approximately 58% of our total sales in 1998, is a primary focus of our operations. In 1998, we dispensed over 251 million prescriptions, making us the largest drugstore chain in the United States in terms of prescriptions filled and pharmacy sales. We believe that our pharmacy operations will continue to represent a critical part of our business and strategy due to favorable trends, including:

     o    an aging American population,

     o    greater responsibility being borne by Americans for their healthcare,

     o an increasing demand for retail formats that provide easy access and convenience,

     o    discovery of new and better drug therapies, and

     o    the need for cost effective healthcare solutions.

     In addition to prescription drugs and services, we offer a broad selection of general merchandise, presented in a well-organized fashion, in stores that are designed to be customer-friendly, inviting and easy to shop. Merchandise categories include, among other things, over-the-counter drugs, greeting cards, film and photo-finishing services, beauty and cosmetics, seasonal merchandise and convenience foods. We also offer over 1,400 products under the CVS private label brand. Total front store sales, which are generally higher margin than pharmacy sales, represented approximately 42% of total sales in 1998.

     On May 29, 1997, CVS merged with Revco D.S., Inc. in an exchange of stock that was accounted for as a pooling of interests. The merger resulted in CVS becoming one of the largest chain drugstore companies in the United States based on store count.

     On March 31, 1998, CVS merged with Arbor Drugs, Inc. in an exchange of stock that was also accounted for as a pooling of interests. Arbor is the leading drugstore chain in southeastern Michigan in terms of store count and sales volume. The Arbor merger strengthened CVS' position as one of the nation's leading chain drugstore companies by bringing CVS into a high-growth, contiguous geographic market where CVS previously had no presence.

     Our principal executive offices are located at One CVS Drive, Woonsocket, Rhode Island 02895, telephone (401) 765-1500.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     In the documents we have incorporated by reference into this prospectus, we make forward-looking statements. These statements are subject to risks and uncertainties. Forward-looking statements include the information concerning:

     o our future operating performance, including sales and earnings per common share growth and cost savings and synergies following the Revco and Arbor mergers;

     o our ability to elevate the performance level of Revco stores following the Revco merger;

     o our belief that we have sufficient cash flows to support working capital needs, capital expenditures and debt service requirements;

     o our belief that we can continue to improve operating performance by relocating existing stores to freestanding locations;

     o our belief that we can continue to reduce selling, general and administrative expenses as a percentage of net sales;

     o    our belief that we can continue to reduce inventory levels; and

     o our belief that we will incur only minimal business disruption as a result of the Year 2000 issue.

     In addition, statements that include the words "believes," "expects," "anticipates," "intends," "estimates" or other similar expressions are forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     You should understand that the following important factors, in addition to those discussed elsewhere in the documents which are incorporated by reference could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward-looking statements.

What Factors Could Affect the Outcome of Our Forward-Looking Statements?

     Industry and Market Factors

     o    changes in economic conditions generally in the markets served by CVS;

     o future federal and/or state regulatory and legislative actions (including accounting standards and taxation requirements) affecting CVS and/or the chain-drug industry;

     o    consumer preferences and spending patterns;

     o competition from other drugstore chains; from alternative distribution channels such as supermarkets, membership clubs, mail order companies and internet companies (e-commerce) and from third party plans; and

     o the continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payors to reduce prescription drug costs.

     Operating Factors

     o our ability to combine the businesses of CVS, Revco and Arbor while maintaining current operating performance levels during the integration period(s) and the challenges inherent in diverting the Company's management focus and resources from other strategic opportunities and from operational matters for an extended period of time;

     o    our ability to implement new computer systems and technologies;

     o our ability to continue to secure suitable new store locations on favorable lease terms as we seek to open new stores and relocate a portion of our existing store base to freestanding locations;

     o the creditworthiness of the purchasers of former businesses whose store leases are guaranteed by CVS;

     o fluctuations in the cost and availability of inventory and our ability to maintain favorable supplier arrangements and relationships;

     o our ability to attract, hire and retain suitable pharmacists and management personnel;

     o our ability and the ability of our key business partners to replace, modify or upgrade computer systems in ways that adequately address the Year 2000 issue. Given the numerous and significant uncertainties involved, there can be no assurances that Year 2000 related estimates and anticipated results will be achieved as actual results could differ materially;

     o our ability to establish effective advertising, marketing and promotional programs (including pricing strategies) in the different geographic markets in which we operate; and

     o    our relationships with suppliers.


                                 USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes in like principal amount. We will cancel all of the old notes surrendered in exchange for the new notes.

     Our net proceeds from the sale of the old notes were approximately $297 million, after deduction of the initial purchasers' discounts and commissions and other expenses of the offering. We used such net proceeds to repay outstanding commercial paper.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     Our selected consolidated financial and operating data as of and for the years ended December 31, 1996, 1997 and 1998 has been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent accountants. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. You should read this selected consolidated financial and operating data in conjunction with our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and our Quarterly Report on Form 10-Q for the quarterly period ended March 27, 1999.

     The selected consolidated financial and operating data as of and for the three months ended March 27, 1998 and March 28, 1999 and for the years ended December 31, 1994 and 1995 has been derived from our unaudited consolidated financial statements. In the opinion of management, the consolidated financial statements include all adjustments necessary for a fair presentation of the results of operations, financial position, and cash flows for those periods. The results for the three months ended March 27, 1999 are not necessarily indicative of results that may be expected for the entire fiscal year.

                                                                Years Ended December 31,                  Three Months Ended
                                           ------------------------------------------------------------  ---------------------
                                                                                                          March 28,   March 27,
                                               1994        1995         1996        1997        1998        1998        1999
                                               ----        ----         ----        ----        ----        ----        ----
Statement of Operations:(5)
   Net sales.............................. $  9,469.1  $ 10,513.1   $ 11,831.6  $ 13,749.6  $ 15,273.6  $  3,601.5  $  4,240.5
   Gross margin(1)........................    2,707.3     2,960.0      3,300.9     3,718.3     4,129.2     1,006.9     1,169.4
   Selling, general & administrative......    2,290.5     2,522.8      2,696.2     3,014.2     3,198.7       768.0       876.2
   Merger, restructuring and other
      nonrecurring charges................       --         165.5         12.8       442.7       158.3         --          --
   Operating profit(2)....................      416.8       271.7        591.9       261.4       772.2       238.9       293.2
   Interest expenses, net.................       86.6       114.0         69.9        44.1        60.9        11.2        14.3
   Income tax provision...................      144.3        74.3        271.0       140.8       314.9        95.7       114.3
   Earnings from continuing operations
      before extraordinary item(3)........ $    185.9  $     83.4   $    372.4  $     76.5  $    396.4  $    132.0  $    164.6
Per Common Share Data:
   Earnings from continuing operations
      before extraordinary item:(3)
      Basic............................... $      0.47 $      0.18  $      0.98 $      0.17 $      0.99 $      0.34 $      0.41
      Diluted.............................        0.47        0.18         0.95        0.16        0.98        0.33        0.40
   Cash dividends per common share........      0.7600      0.7600       0.2200      0.2200      0.2250      0.0550      0.0575
Other Operating Data:
   Ratio of earnings to fixed charges(4)..        2.68x       1.67x        3.96x       2.02x       3.98x       5.13x       5.39x
   Pharmacy sales as a percentage of
      total sales(6)......................       --          --           51.6%       54.7%       57.6%       56.4%       58.7%
   Total same store sales(6)..............       --          --            8.9%        9.7%       10.8%        7.4%       13.4%
   Pharmacy same store sales(6)...........       --          --           13.5%       16.5%       16.5%       14.5%       20.4%
   Third party sales as percentage of
      pharmacy sales(6)...................       --          --           79.8%       80.8%       83.7%       82.8%       85.3%
   Number of stores (at end of period)....     3,617       3,715        4,204       4,094       4,122      4,064       4,096
Balance Sheet Data: (At End of Period)
   Working capital........................ $  1,552.7  $  1,429.6   $  1,540.3  $    981.5  $  1,165.9  $  1,086.5  $  1,508.6
   Total assets...........................    7,202.9     6,614.4      6,014.9     5,978.9     6,736.2     6,176.2     6,907.0
   Total long-term debt...................    1,012.3     1,056.3      1,204.8       290.4       275.7       290.1       575.5
   Total shareholders equity..............    3,341.4     2,567.4      2,413.8     2,614.6     3,110.6     2,743.0     3,264.2

-------------------

(1) Gross margin includes the pre-tax effect of the following non-recurring charges: (i) in 1998, $10.0 million ($5.9 million after-tax) related to the markdown of non-compatible Arbor merchandise and (ii) in 1997, $75.0 million ($49.9 million after-tax) related to the markdown of non-compatible Revco merchandise.

(2) Operating profit includes the pre-tax effect of the charges discussed in Note (1) above and the following merger, restructuring and other non-recurring charges: (i) in 1998, $158.3 million ($107.8 million after-tax) related to the merger of CVS and Arbor, (ii) in 1997, $411.7 million ($273.7 million after-tax) related to the merger of CVS and Revco and $31.0 million ($19.1 million after-tax) related to the restructuring of Big B, Inc., (iii) in 1996, $12.8 million ($6.5 million after-tax) related to the write-off of costs incurred in connection with the failed merger of Rite Aid Corporation and Revco and (iv) in 1995, $165.5 million ($97.7 million after-tax) related to the Company's strategic restructuring program and the early adoption of SFAS No. 121, and $49.5 million ($29.1 million after-tax) related to the Company changing its policy from capitalizing internally developed software costs to expensing the costs as incurred, outsourcing certain technology functions and retaining certain employees until their respective job functions were transitioned.

(3) Earnings from continuing operations before extraordinary item and earnings per common share from continuing operations before extraordinary item includes the after-tax effect of the charges discussed in Notes (1) and (2) above and a $121.4 million ($72.1 million after-tax) gain realized during 1996 upon the sale of certain equity securities received from the sale of Marshalls.

(4) For purposes of computing our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary item and fixed charges (excluding capitalized interest). Fixed charges consist of interest, capitalized interest and one-third of rental expense, which is deemed representative of the interest factor.

(5) Prior to the mergers, Arbor's fiscal year ended on July 31 and Revco's fiscal year ended on the Saturday closest to May 31. In recording the business combinations, Arbor's and Revco's historical stand-alone consolidated financial statements have been restated to a December 31 year-end, to conform to CVS' fiscal year-end. As permitted by the rules and regulations of the Securities and Exchange Commission, Arbor's fiscal year ended July 31, 1995 and Revco's fiscal year ended June 3, 1995 have been combined with CVS' fiscal year ended December 31, 1994.

(6) Comparable data is unavailable for certain periods prior to 1996 due to the Company's mergers and acquisitions subsequent to such periods.

                              DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of February 11, 1999 between CVS and The Bank of New York as trustee. The following summary highlights certain material terms of the indenture. Because this is a summary, it does not contain all of the information that is included in the indenture. You should read the entire indenture, including the definitions of certain terms used below. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. We have filed a copy of the indenture as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find More Information."

     The terms of the new notes are identical in all material respects to the terms of the old notes, except for certain transfer restrictions and registration rights relating to the old notes. If we do not complete the exchange offer by September 19, 1999, holders of old notes that have complied with their obligations under the registration rights agreement will be entitled, subject to certain exceptions, to liquidated damages in an amount equal to a rate of 0.5% per year on the notes until the consummation of the exchange offer.

General

     The notes:

     o    are our unsecured senior obligations

     o    mature on February 15, 2004

     o bear interest at the rate of 5 1/2% per year from February 11, 1999, or from the most recent interest payment date to which interest has been paid or provided for.

     We will pay interest on February 15 and August 15 every year, beginning August 15, 1999, to the person in whose name such note, or any predecessor note is registered at the close of business on the February 1 or August 1, respectively, preceding such interest payment date.

     Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     We will pay principal, any premium, and interest on the notes at the office we maintain in New York City for such purposes, which is currently the corporate trust office of the trustee. You may exchange your notes or register any transfer of notes at that office as well.

     We do not intend to list the notes on a national securities exchange.

     The indenture does not contain any provisions that would limit our ability to incur indebtedness or require the maintenance of financial ratios or specified levels of net worth or liquidity, nor does it contain covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction, change in credit rating or other similar occurrence. However, the provisions of the indenture do:

     (i) provide that, subject to certain exceptions, neither CVS nor any Restricted Subsidiary (as defined below) will subject its property or assets to any mortgage or other encumbrance unless the notes are secured equally and ratably with such other indebtedness thereby secured, and

     (ii) contain certain limitations on the entry into certain sale and leaseback arrangements by CVS and its Restricted Subsidiaries.

In addition, the indenture does not contain any provisions which would require us to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving us which may adversely affect the creditworthiness of the notes.

     We may, without the consent of the holders of the notes, issue additional notes under the indenture having the same terms in all respects as the notes or in all respects except for the payment of interest on the notes:

     (1)   scheduled and paid prior to date of issuance of such notes or

     (2) payable on the first interest payment date following such date of issuance.

The notes offered hereby and any additional notes would be treated as a single class for all purposes under the indenture and will vote together as one class on all matters with respect to the notes.

Optional Redemption

     We may at any time, at our option, redeem all or any portion of the notes, at a redemption price equal to the greater of:

     (1) 100% of their principal amount or

     (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable Treasury Yield plus 0.125%, plus any accrued interest.

     We define the "Treasury Yield" as, in connection with any redemption date, the annual rate equal to the semiannual equivalent yield to maturity of the comparable Treasury issue, assuming a price for the comparable Treasury issue (expressed as a percentage of its principal amount) equal to the applicable comparable Treasury price for such redemption date.

     The "comparable Treasury issue" is the United States Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     The "independent investment banker" will be Credit Suisse First Boston Corporation or, if such firm is unwilling or unable to select the applicable comparable Treasury issue, an independent investment banking institution of national standing appointed by the trustee.

     The "comparable Treasury price" means, in connection with any redemption date applicable to the notes,

          (1) the average of the applicable Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such applicable Reference Treasury Dealer Quotations, or

          (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

     The "reference Treasury dealer" will be Credit Suisse First Boston Corporation; provided however, that if the foregoing shall cease to be a primary United States Government securities dealer in New York City (a "primary Treasury dealer"), the Company shall substitute another primary Treasury dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each reference Treasury dealer and any redemption date for the notes, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     Holders of the notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

Certain Covenants

     Restrictions on Secured Funded Debt. The indenture provides that CVS will not, nor will it permit any Restricted Subsidiary to, incur, issue, assume, guarantee or create any Secured Debt, without effectively providing concurrently with the incurrence, issuance, assumption, guaranty or creation of any such Secured Debt that the notes (together with, if CVS shall so determine, any other Indebtedness of CVS or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the notes) will be secured equally and ratably with (or prior to) such Secured Debt, unless, after giving effect thereto, the sum of the aggregate amount of all outstanding Secured Debt of CVS and its Restricted Subsidiaries together with all Attributable Debt in respect of sale and leaseback transactions relating to a Principal Property (with the exception of Attributable Debt which is excluded pursuant to clauses (1) to (8) described under "Limitations on Sale/Leaseback Transactions" below), would not exceed 15% of Consolidated Net Tangible Assets.

     This restriction will not apply to, and there will be excluded from Secured Debt in any computation under this restriction and under "Limitation on Sale/Leaseback Transactions" below, Indebtedness, secured by:

               (1) Liens on property, shares of capital stock or Indebtedness of any corporation existing at the time such corporation becomes a Subsidiary;

               (2) Liens on property, shares of capital stock or Indebtedness existing at the time of acquisition thereof or incurred within 360 days of the time of acquisition thereof (including, without limitation, acquisition through merger or consolidation) by CVS or any Restricted Subsidiary;

               (3) Liens on property, shares of capital stock or Indebtedness thereafter acquired (or constructed) by CVS or any Restricted Subsidiary and created prior to, at the time of, or within 360 days (or thereafter if such Lien is created pursuant to a binding commitment entered into prior to, at the time of or within 360 days) after such acquisition (including, without limitation, acquisition through merger or consolidation) (or the completion of such construction or commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of all or any part of the purchase price (or the construction price) thereof;

               (4) Liens in favor of CVS or any Restricted Subsidiary;

               (5) Liens in favor of the United States of America, any State thereof or the District of Columbia or any foreign government, or any agency, department or other instrumentality thereof, to secure partial, progress, advance or other payments pursuant to any contract or provisions of any statute;

               (6) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from Federal income taxation pursuant to Section 103(b) of the Internal Revenue Code;

               (7) Liens securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, the obtaining of advances or credit or the securing of Indebtedness, if made and continuing in the ordinary course of business;

               (8) Liens incurred (no matter when created) in connection with CVS's or a Restricted Subsidiary's engaging in leveraged or single-investor lease transactions; provided, however, that the instrument creating or evidencing any borrowings secured by such Lien will provide that such borrowings are payable solely out of the income and proceeds of the property subject to such Lien and are not a general obligation of CVS or such Restricted Subsidiary;

               (9) Liens in favor of a governmental agency to qualify CVS or any Restricted Subsidiary to do business, maintain self insurance or obtain other benefits, or Liens under workers' compensation laws, unemployment insurance laws or similar legislation,

               (10) good faith deposits in connection with bids, tenders, contracts or deposits to secure public or statutory obligations of CVS or any Restricted Subsidiary, or deposits of cash or obligations of the United States of America to secure surety and appeal bonds to which CVS or any Restricted Subsidiary is a party or in lieu of such bonds, or pledges or deposits for similar purposes in the ordinary course of business,

               (11) Liens imposed by law, such as laborers' or other employees', carriers', warehousemen's, mechanics', materialmen's and vendors' Liens,

               (12) Liens arising out of judgments or awards against CVS or any Restricted Subsidiary with respect to which CVS or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review or Liens arising out of individual final judgments or awards in amounts of less than $100,000; provided that the aggregate amount of all such individual final judgments or awards shall not at any one time exceed $1,000,000,

               (13) Liens for taxes, assessments, governmental charges or levies not yet subject to penalties for nonpayment or the amount or validity of which is being in good faith contested by appropriate proceedings by CVS or any Restricted Subsidiary, as the case may be,

               (14) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions or Liens as to the use of real properties, which Liens, exceptions, encumbrances, easements, reservations, rights and restrictions do not, in the opinion of CVS, in the aggregate materially detract from the value of said properties or materially impair their use in the operation of the business of CVS and its Restricted Subsidiaries;

               (15) Liens incurred to finance all or any portion of the cost of construction, alteration or repair of any Principal Property or improvements thereto created prior to or within 360 days (or thereafter if such Lien is created pursuant to a binding commitment to lend entered into prior to, at the time of, or within 360 days) after completion of such construction, alteration or repair;

               (16) Liens existing on the date of the indenture;

               (17) Liens created in connection with a project financed with, and created to secure, a Nonrecourse Obligation; or

               (18) any extension, renewal, refunding or replacement of the foregoing, provided that (i) such extension, renewal, refunding or replacement Lien shall be limited to all or a part of the same property that secured the Lien extended, renewed, refunded or replaced (plus improvements on such property) and (ii) the Funded Debt secured by such Lien at such time is not increased.

     "Attributable Debt" means, in connection with any sale and leaseback transaction under which either the Company or any Restricted Subsidiary is at the time liable as lessee for a term of more than 12 months and at any date as of which the amount thereof is to be determined, the lesser of (A) total net obligations of the lessee for rental payments during the remaining term of the lease discounted from the respective due dates thereof to such determination date at a rate per annum equivalent to the greater of (1) the weighted average Yield to Maturity (as defined in the indenture) of the notes, such average being weighted by the principal amount of the notes and (2) the interest rate inherent in such lease (as determined in good faith by the Company), both to be compounded semi-annually or (B) the sale price for the assets so sold and leased multiplied by a fraction the numerator of which is the remaining portion of the base term of the lease included in such transaction and the denominator of which is the base term of the lease.

     "Consolidated Net Tangible Assets" means, at any date, the total assets appearing on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of the fiscal quarter of the Company ending not more than 135 days prior to such date, prepared in accordance with U.S. generally accepted accounting principles, less (i) all current liabilities (due within one year) as shown on such balance sheet, (ii) investments in and advances to Unrestricted Subsidiaries and (iii) Intangible Assets and liabilities relating thereto.

     "Funded Debt" means (i) any Indebtedness of the Company or a Restricted Subsidiary maturing more than 12 months after the time of computation thereof,
(ii) guarantees of Funded Debt or of dividends of others (except guarantees in connection with the sale or discount of accounts receivable, trade acceptances and other paper arising in the ordinary course of business), (iii) in the case of any Restricted Subsidiary, all preferred stock having mandatory redemption provisions of such Restricted Subsidiary as reflected on such Restricted Subsidiary's balance sheet prepared in accordance with U.S. generally accepted accounting principles, and (iv) all Capital Lease Obligations (as defined in the indenture).

     "Indebtedness" means, at any date, without duplication, all obligations for borrowed money of the Company or a Restricted Subsidiary.

     "Intangible Assets" means, at any date, the value, as shown on or reflected in the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries as at the end of the fiscal quarter of the Company ending not more than 135 days prior to such date, prepared in accordance with generally accepted accounting principles, of: (i) all trade names, trademarks, licenses, patents, copyrights, service marks, goodwill and other like intangibles; (ii) organizational and development costs; (iii) deferred charges (other than prepaid items, such as insurance, taxes, interest, commissions, rents, pensions, compensation and similar items and tangible assets being amortized); and (iv) unamortized debt discount and expense, less unamortized premium.

     "Liens" means such pledges, mortgages, security interests and other liens on any Principal Property of the Company or a Restricted Subsidiary which secure Secured Debt.

     "Nonrecourse Obligation" means indebtedness or lease payment obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

     "Principal Property" means real and tangible property owned and operated now or hereafter by the Company or any Restricted Subsidiary constituting a part of any store, warehouse or, distribution center located within the United States of America or its territories or possessions (excluding current assets, motor vehicles, mobile materials-handling equipment and other rolling stock, cash registers and other point-of-sale recording devices and related equipment and data processing and other office equipment), the net book value of which (including leasehold improvements and store fixtures constituting a part of such store, warehouse or distribution center) as of the date on which the determination is being made is more than 1.0% of Consolidated Net Tangible Assets. As of the date of this offering circular, none of the Company's stores constitutes a Principal Property.

     "Restricted Subsidiary" means each Subsidiary other than Unrestricted Subsidiaries.

     "Secured Debt" means Funded Debt which is secured by any pledge of, or mortgage, security interest or other lien on any (i) Principal Property (whether owned on the date of the indenture or thereafter acquired or created), (ii) shares of stock owned by the Company or a Subsidiary in a Restricted Subsidiary or (iii) Indebtedness of a Restricted Subsidiary.

     "Subsidiary" means any corporation of which at least a majority of the outstanding stock, which under ordinary circumstances (not dependent upon the happening of a contingency) has voting power to elect a majority of the board of directors of such corporation (or similar management body), is owned directly or indirectly by the Company or by one or more Subsidiaries of the Company, or by the Company and one or more Subsidiaries.

     "Unrestricted Subsidiary" means Subsidiaries designated as Unrestricted Subsidiaries from time to time by the Board of Directors of the Company; provided, however, that the Board of Directors of the Company (i) will not designate as an Unrestricted Subsidiary any Subsidiary of the Company that owns any Principal Property or any stock of a Restricted Subsidiary, (ii) will not continue the designation of any Subsidiary of the Company as an Unrestricted Subsidiary at any time that such Subsidiary owns any Principal Property, and
(iii) will not, nor will it cause or permit any Restricted Subsidiary to, transfer or otherwise dispose of any Principal Property to any Unrestricted Subsidiary (unless such Unrestricted Subsidiary will in connection therewith be redesignated as a Restricted Subsidiary and any pledge, mortgage, security interest or other lien arising in connection with any Indebtedness of such Unrestricted Subsidiary so redesignated does not extend to such Principal Property (unless the existence of such pledge, mortgage, security interest or other lien would otherwise be permitted under the indenture)).

     Limitation on Sale/Leaseback Transactions. The indenture provides that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property of the Company or any Restricted Subsidiary (which lease is required by GAAP to be capitalized on the balance sheet of such lessee), which Principal Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person (a "sale and leaseback transaction") unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to all such sale and leaseback transactions plus all Secured Debt (with the exception of Indebtedness secured by Liens which is excluded pursuant to clauses (1) to (18) described under "Restrictions on Secured Debt" above) would not exceed 15% of Consolidated Net Tangible Assets.

     This covenant will not apply to, and there will be excluded from Attributable Debt in any computation under this restriction or under "Restrictions on Secured Debt" above, Attributable Debt with respect to any sale and leaseback transaction if:

               (1) the Company or a Restricted Subsidiary is permitted to create Funded Debt secured by a Lien pursuant to clauses (1) to (18) inclusive described under "Restrictions on Secured Funded Debt" above on the Principal Property to be leased, in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction, without equally and ratably securing the notes;

               (2) the property leased pursuant to such arrangement is sold for a price at least equal to such property's fair market value (as determined by the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or the Controller of the Company) and the Company or a Restricted Subsidiary, within 360 days after the sale or transfer shall have been made by the Company or a Restricted Subsidiary, shall apply the proceeds thereof to the retirement of Indebtedness or Funded Debt of the Company or any Restricted Subsidiary (other than Indebtedness or Funded Debt owned by the Company or any Restricted Subsidiary); provided, however, that no retirement referred to in this clause (2) may be effected by payment at maturity or pursuant to any mandatory sinking fund payment provision of Indebtedness or Funded Debt;

               (3) the Company or a Restricted Subsidiary applies the net proceeds of the sale or transfer of the Principal Property leased pursuant to such transaction to the purchase of assets (and the cost of construction thereof) within 360 days prior or subsequent to such sale or transfer;

               (4) the effective date of any such arrangement or the purchaser's commitment therefor is within 36 months prior or subsequent to the acquisition of the Principal Property (including, without limitation, acquisition by merger or consolidation) or the completion of construction and commencement of operation thereof (which, in the case of a retail store, is the date of opening to the public), whichever is later;

               (5) the lease in such sale and leaseback transaction is for a term, including renewals, of not more than three years;

               (6) the sale and leaseback transaction is entered into between the Company and a Restricted Subsidiary or between Restricted Subsidiaries;

               (7) the lease secures or relates to industrial revenue or pollution control bonds or

               (8) the lease payment is created in connection with a project financed with, and such obligation constitutes, a Nonrecourse Obligation.

Merger, Consolidation and Disposition of Assets

     The indenture provides that the Company shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation with or merger with or into a Restricted Subsidiary or a sale, conveyance, transfer, lease or other disposition to a Subsidiary) or permit any Person to merge with or into the Company unless:

     (a) either

          (i) the Company shall be the continuing Person or

          (ii) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, all of the obligations of the Company under the notes and the indenture, and the Company shall have delivered to the trustee an opinion of counsel stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for in the indenture relating to such transaction have been complied with and that such supplemental indenture constitutes the legal valid and binding obligation of the Company or such successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and

     (b) the Company shall have delivered to the trustee an officers' certificate to the effect that immediately after giving effect to such transaction, no Default (as defined in the indenture) shall have occurred and be continuing and an opinion of counsel as to the matters set forth in paragraph (a) above.

     The indenture does not restrict, or require us to redeem or permit holders to cause a redemption of notes in the event of,

     (i) a consolidation, merger, sale of assets or other similar transaction that may adversely affect the creditworthiness of CVS or its successor or combined entity,

     (ii) a change in control of CVS or

     (iii) a highly leveraged transaction involving CVS, whether or not involving a change in control.

Accordingly, the holders of the notes would not have protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving CVS that may adversely affect the holders of notes. The existing protective covenants applicable to the notes would continue to apply to CVS, or its successor, in the event of such a transaction initiated or supported by CVS, the management of CVS, or any affiliate of CVS or its management, but may not prevent such a transaction from taking place.

Events of Default, Waiver and Notice

     "Event of Default" is defined in the indenture to be if:

          (a) the Company defaults in the payment of all or any part of the principal of the notes when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

          (b) the Company defaults in the payment of any interest on the notes when the same becomes due and payable, and such default continues for a period of 30 days;

          (c) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the indenture and such default or breach continues for a period of 60 consecutive days after written notice thereof has been given to the Company by the trustee or to the Company and the trustee by the holders of 25% or more in aggregate principal amount of the notes;

          (d) certain events of bankruptcy or insolvency with respect to the Company;

          (e) an event of default as defined in any one or more indentures or instruments evidencing or under which the Company has at the date of the indenture or shall thereafter have outstanding an aggregate of at least $25,000,000 aggregate principal amount of indebtedness for borrowed money, shall happen and be continuing and such indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, and such acceleration shall not be rescinded or annulled within ten days after notice thereof shall have been given to the Company by the trustee (if such event be known to it), or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the notes at the time outstanding; provided that if such event of default under such indentures or instruments shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Event of Default under the indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the trustee or any of the holders; or

          (f) failure by the Company to make any payment at maturity, including any applicable grace period, in respect of at least $25,000,000 aggregate principal amount of indebtedness for borrowed money and such failure shall have continued for a period of ten days after notice thereof shall have been given to the Company by the trustee (if such event be known to it), or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the notes at the time outstanding; provided that if such failure shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Event of Default under the indenture by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the trustee or any of the holders.

     o If an Event of Default occurs and is continuing, then, and in each and every such case, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding by notice in writing to the Company (and to the trustee if given by holders), may declare the entire principal amount of all notes, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable.

     o If an Event of Default described in clause (d) occurs and is continuing, then the principal amount of all the notes then outstanding and interest accrued thereon, if any, shall be and become immediately due and payable, without any notice or other action by any holder or the trustee to the full extent permitted by applicable law.

     Subject to provisions in the indenture for the indemnification of the trustee and certain other limitations, the holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee by the indenture; provided that the trustee may refuse to follow any direction that conflicts with law or the indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders not joining in the giving of such direction; and provided further that the trustee may take any other action it deems proper that is not inconsistent with any directions received from holders of notes pursuant to this paragraph.

     Subject to various provisions in the indenture, the holders of at least a majority in principal amount of the outstanding notes, by notice to the trustee, may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of or interest on any note as specified in clauses (a) or (b) of the first paragraph of this section or in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding note affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

     The indenture provides that no holder of any notes may institute any proceeding, judicial or otherwise, with respect to the indenture or the notes, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

          (1) such holder has previously given to the trustee written notice of a continuing Event of Default;

          (2) the holders of at least 25% in aggregate principal amount of outstanding notes shall have made written request to the trustee to institute proceedings in respect of such Event of Default in its own name as trustee under the indenture;

          (3) such holder or holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

          (4) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

          (5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such written request. A holder may not use the indenture to prejudice the rights of another holder or to obtain a preference or priority over such other holder.

Information

     Whether or not required by the rules and regulations of the SEC, we have agreed that, so long as any notes are outstanding, we will furnish to the trustee, within 15 days after we are or would have been required to file with the SEC, and to furnish to the holders of the notes thereafter:

           (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such Forms, including a "Management's

          Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our certified independent accountants, and

           (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

      In addition, whether or not required by the rules and regulations of the SEC, at any time after we file an registration statement with respect to an exchange offer or a registration statement permitting resales of the notes, we will file a copy of all such information and reports with the SEC for public availability and make such information available to securities analysts and prospective investors upon request.

     In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Any such request should be directed to the address referred to under "Where You Can Find More Information."

     We will be required to file with the trustee annually, within four months of the end of each fiscal year, a certificate as to the compliance with all conditions and covenants of the indenture.

Discharge and Defeasance of Notes and Covenants

     The indenture provides that the Company may terminate its obligations under the notes and the indenture if:

      (i) all notes previously authenticated and delivered, with certain exceptions, have been delivered to the trustee for cancellation and the Company has paid all sums payable by it under the indenture; or

     (ii) (a) the notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the trustee for giving the notice of redemption,

          (b) the Company irrevocably deposits in trust with the trustee, as trust funds solely for the benefit of the holders of the notes for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee), without consideration of any reinvestment, to pay the principal of and interest on the notes to maturity or redemption, as the case may be, and to pay all other sums payable by it under the indenture, and

          (c) the Company delivers to the trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the indenture have been complied with.

     With respect to the foregoing clause (i), only the Company's obligations to compensate and indemnify the trustee under the indenture shall survive. With respect to the foregoing clause (ii), only the Company's obligations to execute and deliver the notes for authentication, to set the terms of the notes, to maintain an office or agency in respect of the notes, to have moneys held for payment in trust, to register the transfer or exchange of the notes, to deliver the notes for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and its right to recover excess money held by the trustee shall survive until the notes are no longer outstanding. Thereafter, only the Company's obligations to compensate and indemnify the trustee, and its right to recover excess money held by the trustee shall survive.

     The indenture provides that the Company:

           (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the notes, and the provisions of the indenture will, except as noted below, no longer be in effect with respect to the notes ("legal defeasance") and

          (ii) may omit to comply with any other specific covenant relating to the notes provided for in a Board Resolution or supplemental indenture which may by its terms be defeased pursuant to the indenture, and such omission shall be deemed not to be an Event of Default under clause
          (c) of the first paragraph of "--Events of Default" ("covenant defeasance");

provided that the following conditions shall have been satisfied:

           (a) the Company has irrevocably deposited in trust with the trustee as trust funds solely for the benefit of the holders of the notes, for payment of the principal of and interest on the notes, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the trustee, to pay and discharge the principal of and accrued interest on the outstanding notes to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the trustee), as the case may be;

          (b) such deposit will not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which the Company is a party or by which it is bound;

          (c) no Default with respect to the notes shall have occurred and be continuing on the date of such deposit;

          (d) the Company shall have delivered to the trustee an opinion of counsel that (1) the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option under this provision of the indenture and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (2) the holders of the notes have a valid security interest in the trust funds, and

           (e) the Company has delivered to the trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the indenture relating to the defeasance contemplated have been complied with.

In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (d)(1) above may be replaced by a ruling directed to the trustee received from the Internal Revenue Service to the same effect. Subsequent to legal defeasance under clause (i) above, the Company's obligations to execute and deliver the notes for authentication, to maintain an office or agency in respect of the notes, to have moneys held for payment in trust, to register the transfer or exchange of the notes, to deliver the notes for replacement or to be canceled, to compensate and indemnify the trustee and to appoint a successor trustee, and its right to recover excess money held by the trustee shall survive until the notes are no longer outstanding. After the notes are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company's obligations to compensate and indemnify the trustee and its right to recover excess money held by the trustee shall survive.

Modification and Waiver

     The indenture provides that the Company and the trustee may amend or supplement the indenture or the notes without notice to or the consent of any holder:

          (1) to cure any ambiguity, defect or inconsistency in the indenture; provided that such amendments or supplements shall not materially and adversely affect the interests of the holders;

          (2) to comply with the provisions of the indenture in connection with a consolidation or merger of the Company or the sale, conveyance, transfer, lease or other disposal of all or substantially all of the property and assets of the Company;

          (3) to comply with any requirements of the Commission in connection with the qualification of the indenture under the Trust indenture Act;

          (4) to evidence and provide for the acceptance of appointment under the indenture by a successor trustee; or

          (5) to make any change that does not materially and adversely affect the rights of any holder.

     The indenture also contains provisions whereby the Company and the trustee, subject to certain conditions, without prior notice to any holders, may amend the indenture and the outstanding notes with the written consent of the holders of a majority in principal amount of the notes then outstanding, and the holders of a majority in principal amount of the outstanding notes by written notice to the trustee may waive future compliance by the Company with any provision of the indenture or the notes.

     Notwithstanding the foregoing provisions, without the consent of each holder affected thereby, an amendment or waiver may not:

          (i) extend the stated maturity of the principal of, or any installment of interest on, such holder's notes, or reduce the principal thereof or the rate of interest thereon, or any premium payable with respect thereto, or change any place or currency of payment where any note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor;

          (ii) reduce the percentage in principal amount of outstanding notes the consent of whose holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the indenture or certain Defaults and their consequences provided for in the indenture;

          (iii) waive a Default in the payment of principal of or interest on any note of such holder; or

          (iv) modify any of the provisions of this provision of the indenture, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note thereunder affected thereby.

     It shall not be necessary for the consent of any holder under this provision of the indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under this section of the indenture becomes effective, the Company shall give to the holders affected thereby a notice briefly describing the amendment, supplement or waiver. The Company will mail supplemental indentures to holders upon request. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.

Governing Law

     The indenture and the notes will be governed by the laws of the State of New York.

The Trustee

     The Company and its subsidiaries maintain ordinary banking and trust relationships with The Bank of New York and its affiliates. The trustee also acts as the registrar and transfer agent for our common stock, and an affiliate of the trustee acted as an initial purchaser of the old notes.

Book-Entry; Delivery and Form

     The certificates representing the new notes will be issued in fully registered form, without coupons. Except as described below, the new notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, and registered in the name of Cede & Co. as DTC's nominee, in the form of a global note (the "Global Registered Note").

     The Global Registered Note. CVS expects that pursuant to procedures established by DTC (a) upon deposit of the Global Registered Note, DTC or its custodian will credit on its internal system interests in the Global Registered notes to the accounts of persons who have accounts with DTC ("Participants") and
(b) ownership of the Global Registered Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants) and the records of Participants (with respect to interests of persons other than Participants). Ownership of beneficial interests in the Global Registered Note will be limited to Participants or persons who hold interests through Participants.

     So long as DTC or its nominee is the registered owner or holder of the new notes, DTC or such nominee will be considered the sole owner or holder of the new notes represented by the Global Registered Note for all purposes under the indenture. No beneficial owner of an interest in the Global Registered Note will be able to transfer such interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the new notes.

     Payments of the principal of or premium and interest on the Global Registered Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of CVS, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Registered Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     We expect that DTC or its nominee, upon receipt of any payment of the principal of or premium and interest on the Global Registered Note, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Registered Note as shown on the records of DTC or its nominee. We also expect that payments by Participants to owners of beneficial interests in the Global Registered Note held through such Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

     Transfers between Participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a Certificated exchange note for any reason, including to sell new notes to persons in states which require physical delivery of the new notes or to pledge such securities, such holder must transfer its interest in the Global Registered Note in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

     DTC has advised us that DTC will take any action permitted to be taken by a holder of new notes (including the presentation of new notes for exchange as described below) only at the direction of one or more Participants to whose account at DTC interests in the Global Registered Note are credited and only in respect of such portion of the aggregate principal amount of new notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC will exchange the Global Registered Note for Certificated new notes, which it will distribute to its Participants.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interest in the Global Registered Notes among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither CVS nor the trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

     Certificated Notes. Interests in the Global Registered Notes will be exchangeable or transferable, as the case may be, for certificated notes if

          (1) DTC notifies us that it is unwilling or unable to continue as depositary for such Global Registered Notes, or DTC ceases to be a "clearing agency" registered under the Exchange Act, and a successor depositary is not appointed by CVS within 90 days, or

          (2) CVS in its discretion at any time determines not to have all the notes represented by the Global Securities, or

          (3) an Event of Default has occurred and is continuing with respect to such new notes.

      Upon the occurrence of any of the events described in the preceding sentence, CVS will cause the appropriate certificated notes to be delivered.

                               THE EXCHANGE OFFER

     Pursuant to a registration rights agreement between CVS and the initial purchasers of the old notes, we agreed

     (1) to file a registration statement on or prior to 90 days after the closing of the offering of the old notes with respect to an offer to exchange the old notes for a new issue of notes, with terms substantially the same as of the old notes but registered under the Securities Act,

     (2) to use our best efforts to cause the registration statement to be declared effective by the SEC on or prior to 180 days after the closing of the old notes offering and

          (3) use our best efforts to consummate the exchange offer and issue the new notes within 30 business days after the registration statement is declared effective.

     The registration rights agreement provides that, in the event we fail to file the registration statement within 90 days after the closing date or consummate the exchange offer within 220 days, we will be required to pay additional interest on the old notes over and above the regular interest on the notes. Upon consummation of this exchange offer, the provision for additional interest on the old notes shall cease.

     The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

     This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

     o When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

     o For each $1,000 principal amount of old notes surrendered to us pursuant to the exchange offer, we will give the you $1,000 principal amount of new notes.

     o We will keep the exchange offer open for not less than 30 days (or longer if required by applicable law) after the date that we first mail notice of the exchange offer to the holders of the old notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee's security register with respect to old notes.

     o    The exchange offer expires at 5:00 p.m., New York City time, on
                 , 1999; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The
          term "expiration date" means            , 1999 or, if extended by us,
          the latest time and date to which the exchange offer is extended.

     o As of the date of this prospectus, $300,000,000 in aggregate principal amount of the old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

     o Our obligation to accept old notes for exchange pursuant to the exchange offer is subject to certain conditions that we describe in the section called "Certain Conditions to the Exchange Offer" below.

     o We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of such extension to the exchange agent and notice of such extension to the holders as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

     o We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "Certain Conditions to the Exchange Offer."

     o We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

     o Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

     o Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

     o We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

     o By executing, or otherwise becoming bound by, the letter of transmittal, you will be making certain representations to us. See "--Resales of the New Notes."

     Important rules concerning the exchange offer

     You should note that:

     o All questions as to the validity, form, eligibility (including time of receipt) and acceptance of old notes tendered for exchange will be determined by CVS in its sole discretion, which determination shall be final and binding.

     o We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

     o We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, such waiver must be cured within such reasonable period of time as we shall determine.

     o Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date (including the letter of transmittal and the instructions thereto) shall be final and binding on all parties.

     o Neither CVS, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give such notification.



Procedures for Tendering Old Notes

     What to submit and how

     If you, as the registered holder of an old note, wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to The Bank of New York at the address set forth below under "Exchange Agent" on or prior to the expiration date.

     In addition,

          (1) certificates for such old notes must be received by the exchange agent along with the letter of transmittal, or

          (2) a timely confirmation of a book-entry transfer (what we call a "book-entry confirmation") of such old notes, if such procedure is available, into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or

          (3) you must comply with the guaranteed delivery procedures described below.

     The method of delivery of old notes, letters of transmittal and all other required documents is at the your election and risk. If such delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent to CVS.

     How to sign your letter of transmittal and other documents

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange pursuant thereto are tendered

     (1) by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal or

     (2) for the account of an Eligible Institution (as defined below).

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by certain eligible institutions, including:

     o a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.

     o a commercial bank or trust company having an office or correspondent in the United States

(collectively, "Eligible Institutions").

     If old notes are registered in the name of a person other than the person signing the letter of transmittal, the old notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the signature thereon guaranteed by an Eligible Institution.

     If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, such old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the old notes.

     If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by CVS, proper evidence satisfactory to CVS of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

     Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "Certain Conditions to the Exchange Offer" below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice thereof to the Exchange Agent.

     In all cases, we will only issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

     o    certificates for such old notes, or

     o a timely book-entry confirmation of such old notes into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, and

     o a properly completed and duly executed letter of transmittal and all other required documents.

     If we do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, we will return such unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, such non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

     The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer such old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of such book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by DTC and received by the exchange agent and forming a part of a Book-entry confirmation, which states that DTC has received an express acknowledgment from a Participant tendering old notes that are the subject of such Book-entry confirmation that such Participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such Participant.

     Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the exchange agent at its address listed under "--Exchange Agent" on or prior to the expiration date, or you must comply guaranteed delivery procedure described below.

     Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

     If you are a registered holder of old notes and you want to tender such old notes but your old notes are not immediately available, or time will not permit your old notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

          (1)   the tender is made through an Eligible Institution,

          (2) prior to the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed letter of transmittal (or a facsimile thereof) and notice of guaranteed delivery, substantially in the form provided by us (by facsimile transmission, mail or hand delivery), stating:

     o    the name and address of the holder of old notes

     o    the amount of old notes tendered

     o the tender is being made by delivering such notice and guaranteeing that within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by that Eligible Institution with the exchange agent, and

       (3) the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

     You can withdraw your tender of old notes may be withdrawn at any time prior to the expiration date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under "Exchange Agent." Any such notice of withdrawal must specify:

     o    the name of the person having tendered the old notes to be withdrawn,

     o the old notes to be withdrawn (including the principal amount of such old notes), and

     o if certificates for old notes have been delivered to the exchange agent, the name in which such old notes are registered, if different from that of the withdrawing holder.

     o if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless you are an Eligible Institution.

     o if old notes have been tendered pursuant to the procedure for book-entry transfer described above, any note of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility.

     Please note that all questions as to the validity, form and eligibility (including time of receipt) of such notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer.

     If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the expiration date.

Certain Conditions to the Exchange Offer

     Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of such old notes for exchange or the exchange of the new notes for such old notes, such acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

     The foregoing condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such condition. Our failure at any time to exercise the foregoing rights shall not be deemed a waiver by us of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the exchange offer of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

     The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

                                   Deliver To:

                      The Bank of New York, Exchange Agent
                               101 Barclay Street
                                  Floor 7 East
                             New York New York 10286
                               Attn: Jennifer Pedi

                            Facsimile Transmissions:
                                 (212) 815-6339

                             To Confirm by Telephone
                               or for Information:
                                 (212) 815-6331

     Delivery to an address other than as listed above above or transmission of instructions via facsimile other than as listed above above does not constitute a valid delivery.

Fees and Expenses

     The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any such officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

     The estimated cash expenses to be incurred in connection with the exchange
offer will be paid by us and are estimated in the aggregate to be $       .

Transfer Taxes

     Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer to be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

     Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes would in general be freely transferable after the exchange offer without further registration under the Securities Act. However, any purchaser of old notes who is an "affiliate" of CVS or who intends to participate in the exchange offer for the purpose of distributing the new notes

       (1) will not be able to rely on the interpretation of the staff of the SEC,

       (2) will not be able to tender its old notes in the exchange offer and

       (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

     By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old notes (other than certain specified holders) will represent that:

       (1) it is not our "affiliate";

       (2) any new notes to be received by it were acquired in the ordinary course of its business; and

       (3) it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the exchange offer exchange offer. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of such new notes.

          CERTAIN UNITED STATES TAX CONSEQUENCES OF THE EXCHANGE OFFER

     The exchange of old notes for new notes pursuant to the exchange offer will not result in any United States federal income tax consequences to holders. When a holder exchanges an old note for a new note pursuant to the exchange offer, the holder will have the same adjusted basis and holding period in the new note as in the old note immediately before the exchange.


                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 135 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 135 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.


                                  LEGAL MATTERS

     The validity of the notes offered hereby will be passed upon for CVS by Davis Polk & Wardwell, New York, New York.


                                     EXPERTS

     The historical consolidated financial statements of CVS Corporation and its subsidiaries as of December 31, 1997 and 1998 and for the three years ended December 31, 1998 and the related consolidated financial statement schedule have been incorporated by reference in this offering circular in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and given upon the authority of said firm as experts in accounting and auditing.

================================================================================

     You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any CVS date other than the date on the front of those Corporation documents.




                             ----------------------


                                TABLE OF CONTENTS


                                                           Page
                                                          -----


          Where You Can Find More Information.................2
          The Company.........................................3
          Cautionary Statement Concerning Forward-
             Looking Statements...............................3
          Use of Proceeds.....................................5
          Selected Consolidated Financial Data................6
          Description of Notes................................8
          The Exchange Offer.................................21
          Certain United States Tax Consequences of the
             Exchange Offer..................................29
          Plan of Distribution...............................29
          Legal Matters......................................29
          Experts............................................29

================================================================================


                                  $300,000,000

                                      CVS
                                  Corporation


                                [GRAPHIC OMITTED]





                            5 1/2% Exchange Notes due
                                February 15, 2004

                               -------------------

                                   Prospectus
                               -------------------


                                           , 1999

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     Exculpation. Section 102(b)(7) of the Delaware General Corporations Law ("Delaware Law") permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the payment of unlawful dividends, or for any transaction from which the director derived an improper personal benefit.

     The CVS certificate of incorporation (the "CVS Charter") limits the personal liability of a director to CVS and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

     Indemnification. Section 145 of the Delaware Law permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company in advance of the final disposition of such action, suit or proceeding upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Company.

     The CVS Charter provides for indemnification of directors and officers of CVS against liability they may incur in their capacities as such to the fullest extent permitted under the Delaware Law.

     Insurance. CVS has in effect Directors and Officers Liability Insurance with a limit of $100,000,000 and pension trust liability insurance with a limit of $50,000,000. The pension trust liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under ERISA.

     Revco Directors and Officers. The Revco merger agreement provides that CVS will cause Revco and its Subsidiaries to indemnify (including the payment of reasonable fees and expenses of legal counsel) the current or former directors or officers of Revco to the fullest extent permitted by law for damages and liabilities arising out of facts and circumstances occurring at or prior to the merger. The Revco merger agreement also provides that for a period of six years after the merger CVS will cause to be maintained in effect Revco's existing policies of directors' and officers' liability insurance as in effect on February 6, 1997 (provided that CVS may substitute policies with reputable and financially sound carriers having at least the same coverage and amounts and containing terms and conditions that are no less advantageous) with respect to facts or circumstances occurring at or prior to the merger; provided that if the annual premium for such insurance during such six-year period exceeds 200% of the annual premiums paid by Revco as of February 6, 1997 for such insurance (such 200% amount, the "Maximum Premium") then CVS will cause Revco to provide the most advantageous directors' and officers' insurance coverage then available for an annual premium equal to the Maximum Premium.

     Arbor Directors and Officers. The Arbor merger agreement provides that after the Effective Time (as defined in the Arbor merger agreement), CVS will cause Arbor to indemnify (including the payment of reasonable fees and expenses of legal counsel) each person who was a director or officer of Arbor or its subsidiaries at or prior to the date of the Arbor merger agreement to the fullest extent permitted by law for damages and liabilities arising out of facts and circumstances occurring at or prior to the Effective Time. The Arbor merger agreement also provides that, for a period of six years after the Effective Time, CVS will maintain in effect Arbor's existing policies of directors' and officers' liability insurance as in effect on February 8, 1998 (provided that CVS may substitute policies with reputable and financially sound carriers having at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the covered persons) with respect to facts or circumstances occurring at or prior to the Effective Time; provided that if the aggregate annual premium for such insurance during such six-year period exceeds 200% of the aggregate annual premium paid by Arbor as of February 8, 1998 for such insurance, then CVS will cause Arbor to provide the most advantageous directors' and officers' insurance coverage then available for an annual premium equal to such 200% of the February 8, 1998 premiums.

Item 21.  Exhibits and Financial Statement Schedules

     (a)   Exhibits (see index to exhibits at E-1).

Item 22.  Undertakings

     (a)   The undersigned Registrant hereby undertakes:

          (1) To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b) or 11 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and CVS being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, CVS Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Woonsocket, state of Rhode Island, on May 11, 1999.


                                  CVS CORPORATION
                                  By:  /s/ Thomas M. Ryan
                                     ------------------------------------
                                     Thomas M. Ryan
                                     Chairman of the Board and Chief Executive
                                     Officer

     The registrant and each person whose signature appears below constitutes and appoints Thomas M. Ryan, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments, thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                 Signature                                     Title                                 Date
                 ---------                                     -----                                 ----
          /s/ Thomas M. Ryan                 Chairman of the Board and Chief                     May 10, 1999
----------------------------------------     Executive Officer (Principal Executive
              Thomas M. Ryan                 Officer)

                                             Vice President and Controller                       May 10, 1999
         /s/ Larry D. Solberg                (Principal Financial and Accounting
----------------------------------------     Officer)
             Larry D. Solberg

         /s/ Eugene Applebaum                Director                                            May 5, 1999
----------------------------------------
             Eugene Applebaum

        /s/ Allan J. Bloostein               Director                                            May 6, 1999
----------------------------------------
            Allan J. Bloostein

        /s/ W. Don Cornwell                  Director                                            May 10, 1999
----------------------------------------
            W. Don Cornwel

                                                       II-4


                 Signature                                     Title                                 Date
                 ---------                                     -----                                 ----

         /s/ Thomas P. Gerrity               Director                                            May 10, 1999
----------------------------------------
             Thomas P. Gerrity

        /s/  Stanley P. Goldstein            Director                                            May 10, 1999
----------------------------------------
             Stanley P. Goldstein

        /s/  William H. Joyce                Director                                            May 5, 1999
----------------------------------------
             William H. Joyce

       /s/  Terry R. Lautenbach              Director                                            May 5, 1999
----------------------------------------
            Terry R. Lautenbach

       /s/  Terrence Murray                  Director                                            May 10, 1999
----------------------------------------
            Terrence Murray

       /s/  Sheli Z. Rosenberg               Director                                            May 10, 1999
----------------------------------------
            Sheli Z. Rosenberg

       /s/  Ivan G. Seidenberg               Director                                            May 10, 1999
----------------------------------------
            Ivan G. Seidenberg

                                             Director                                            May 10, 1999
----------------------------------------
            Thomas O. Thorsen

                                                   EXHIBIT INDEX



   Exhibit No.                          Document
   -----------                          --------

      1.1 Registration Rights Agreement dated as of February 8,1999 between CVS and Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and BNY Capital Markets, Inc., as Initial Purchasers

      4.1 Indenture, dated as of February 11, 1999 between CVS and the Trustee

      5.1* Opinion of Davis Polk & Wardwell with respect to the new notes

     12.1           Computation of Ratio of Earnings to Fixed Charges

     23.1* Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1).

     23.2           Consent of KPMG LLP.

     24.1 Power of Attorney (Included on the signature page of this registration statement)

     25.1 Statement of Eligibility of The Bank of New York on Form T-1.

     99.1*          Form of Letter of Transmittal

     99.2*          Form of Notice of Guaranteed Delivery

     99.3*          Form of Letter to Clients

     99.4*          Form of Letter to Nominees

     99.5* Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner
-------------------
*    To be filed by amendment.



                                       E-1